Exhibit 99(a)(1)(B)

Memorandum

To:                          All Ditech Employees

From:                      Timothy K. Montgomery

Date:                       February 19, 2003

Subject:                 Stock Option Offer to Exchange

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Ditech is pleased to announce that its Board of Directors has approved management’s proposal to allow eligible employees the opportunity to exchange outstanding stock options with per share exercise prices of $20.00 or more granted under Ditech’s 2000 Non-Qualified Stock Plan, 1999 Non-Officer Equity Incentive Plan, 1998 Stock Option Plan, Atmosphere Networks, Inc. 1997 Stock Plan, and an individual option granted outside of a plan to Ian Wright, each as amended (collectively, the “Plans”) for replacement options to purchase shares of the Company’s Common Stock. This is a one-time opportunity designed to refocus everyone’s efforts on driving shareholder value.  The key features of this offer are summarized below.

Ditech is offering employees of Ditech and its subsidiaries the opportunity to exchange eligible options on a one-for-four (1:4) basis.  Thus, if you elect to participate in the offer, Ditech will grant you on September 23, 2003 (or a later date if the offer is extended) a replacement option covering 25% of the number of shares of common stock subject to the options that you exchanged.  If you wish to accept this offer with respect to your eligible options, you must also exchange all mandatory exchange options.  Mandatory exchange options are all options that were granted to you on or after August 19, 2002, including options with per share exercise prices less than $20.00 and options granted under plans other than the Plans.  Mandatory exchange options will also be exchanged on a one-for-four (1:4) basis.  Thus, for those employees who elect to exchange eligible options, Ditech will grant you on September 23, 2003 (or a later date if the offer is extended) a replacement option covering twenty-five percent (25%) of the number of shares of common stock subject to the mandatory exchange options that were cancelled.

There are certain other conditions to exchanging your options that are set forth in detail in the offer to exchange and accompanying documents. In particular, if you elect to exchange any eligible option or are required to exchange any mandatory exchange option, the entire option must be exchanged.  In addition, you must be continuously employed by Ditech or one of its subsidiaries through the date of grant of the replacement options in order to receive any replacement grant.

Your replacement options will be granted on September 23, 2003 (or a later date if the offer is extended) with an exercise price equal to the closing price of Ditech’s common stock on the date of grant.  Please note that for accounting purposes we must wait at least six months and one day after you exchange your options to grant you the replacement options.  This also means that if you accept this offer, Ditech cannot grant you any new options between March 19, 2003 and September 23, 2003.  Your replacement option will be 100% unvested on the date of grant. On the date six months after the grant date, your replacement option will revert proportionally to the original vesting schedule of your applicable exchanged option. (Please refer to the Offer to Exchange Outstanding Stock Options dated February 19, 2003 for details regarding the vesting of your replacement options.) The replacement options will expire approximately ten years from the grant date of the replacement options so long as you remain continuously employed by Ditech or its subsidiaries.

Program participation is entirely voluntary, and although our Board of Directors has approved this offer, Ditech makes no recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether to tender your options. Participation involves certain risks that are discussed in the documents provided.  Ditech is making this offer upon the terms and subject to the conditions described in the Offer to Exchange Outstanding Stock Options dated February 19, 2003 and accompanying documents.  You should carefully read the enclosed materials and understand all aspects of the exchange offer before deciding whether to participate.  In addition, we recommend that you consult with your tax and financial advisors before you make your decision regarding participation.

If you decide to participate in this offer, please follow the procedures outlined in the enclosed documents. If you have any questions about this offer please email your questions to Kimberly Canigiula at Kcanigiula@ditechcom.com.  Alternatively, you may reach Kimberly Canigiula via telephone at (650) 623-1357.